FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of February 2013

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Deputy President and
                                            Chief Financial Officer
February 22, 2013

                                                              February 22, 2013

Dear Shareholders,

                                        Representative Director,
                                        President and Chief Executive Officer
                                        Shiro Kondo

         NOTIFICATION OF PERSONNEL CHANGE OF REPRESENTATIVE DIRECTOR,
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

Ricoh Company, Ltd. announces a personnel change of Representative Director, President and Chief Executive Officer as approved by the Meeting of the Board of Directors held today, February 22, 2013.

1. Background of the change

Since Mr. Kondo became president of Ricoh in 2007, the company, under his leadership, has been fully engaged in creating customer value through expanding its business domain from office equipment to production printing and other new businesses including MDS and IT Services, while actively globalizing through strategic acquisitions. At the same time, Ricoh was adversely affected by a series of major events such as the global financial crisis in 2008, the March 2011 Earthquake and Tsunami in Japan and the floods in Thailand the same year. Even under such extreme circumstances, the Ricoh Group pursued vigorous measures including extensive structural reforms to reinvigorate the business. In the spirit of these initiatives and to further bolster the business and reinforce the earnings structure, the company is announcing a series of changes at the top.

2. Content of the decision

Personnel change of Representative Director, President and Chief Executive
Officer

       Name                   New                      Current
------------------ ------------------------ ----------------------------
Mr. Shiro Kondo    Representative Director  Representative Director
                   Chairman                 President and Chief
                                            Executive Officer

Mr. Zenji Miura    Representative Director  Representative Director
                   President and Chief      Deputy President
                   Executive Officer        and Chief Financial Officer

Mr. Masamitsu Sakurai will resign as Chairman of the board and will be appointed as Executive Adviser as of April 1, 2013.

3. Profile

   Name:            Zenji Miura

   Place of Birth:  Aomori (Japan)

   Date of Birth:   5th January, 1950

   Education:       Graduated from Sophia University
                    (Graduate School of Economics)

   Career:          Apr. 1976  Joined the Company
                    Jan. 1993  President of Ricoh France S.A.
                    Oct. 2000  Senior Vice President
                    Oct. 2000  General Manager of Finance and
                               Accounting Division
                    June 2003  Executive Vice President
                    June 2004  Managing Director
                    June 2005  Director
                    June 2005 Corporate Executive Vice President June 2005 CFO (Chief Financial Officer)
                               (Current)
                    Apr. 2006  General Manager of Corporate Planning
                               Division
                    Apr. 2011  Representative Director (Current)
                    Apr. 2011  Deputy President (Current)
                    Apr. 2012  Representative Director, Chairman of
                               Pentax Ricoh
                               Imaging Co., Ltd. (Current)
                    Apr. 2012  Chairman and CEO (Chief Executive
                               Officer) of Ricoh
                               Americas Holdings, Inc. (Current)
                    May 2012   General Manager of Americas Marketing
                               Group (Current)

4. Effective Date

   April 1, 2013